FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

13 March 2024

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 11 March 2024, tranches of the Awards granted in 2017 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the fourth interim dividend for 20231	Total number of Shares vested	Number of Shares sold at £5.753437 per Share2
Noel Quinn	812	20,698	9,729

Other PDMRs

Name	Additional Shares issued in lieu of the fourth interim dividend for 20231	Total number of Shares vested	Number of Shares sold at £5.753437 per Share2
Colin Bell	603	15,371	7,224
Pam Kaur	620	15,804	7,429
Ian Stuart	529	13,468	6,331

1 At US$ 7.5915 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 22 and 28 February 2024, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2018)

Awards of Shares in the Company were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 11 March 2024, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.753437 per Share1
Noel Quinn3	28,117	13,215
Georges Elhedery2	17,193	7,905

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.753437 per Share1
Colin Bell3	18,683	8,781
Pam Kaur3	18,655	8,768
Stephen Moss2	17,083	3,210
Barry O'Byrne2	9,754	2,877
Surendra Rosha2	11,083	1,663
Ian Stuart3	16,864	7,926

1 Represents shares sold to cover withholding tax.
2 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.
3 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Annual Incentive awards (Performance Year 2019)

Awards of Shares in the Company were granted in 2020 as a part of variable pay for the performance year ended 31 December 2019.

On 11 March 2024, tranches of the Awards granted in 2020 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.753437 per Share1
Noel Quinn	40,340	18,959
Georges Elhedery	29,532	13,880

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.753437 per Share1
Colin Bell	19,665	9,243
Greg Guyett	44,029	20,694
John Hinshaw	35,796	16,825
Pam Kaur	19,635	9,228
Stephen Moss	17,975	2,216
Barry O'Byrne	15,152	3,891
Michael Roberts	43,943	22,433
Ian Stuart	17,190	8,079

1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

4.   Annual Incentive awards (Performance Year 2022)

Awards of Shares in the Company were granted in 2023 as a part of variable pay for the performance year ended 31 December 2022.

On 11 March 2024, tranches of the Awards granted in 2023 vested and the following transactions took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.753437 per Share1
David Liao	9,763	1,465
Stephen Moss2	2,939	-
Michael Roberts	19,640	10,027
Surendra Rosha	9,763	1,464

1 Represents shares sold to cover withholding tax.
2 Awards vesting in the local jurisdiction of employment are not subject to Income Tax and Social Security liabilities.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.59	812	US$6,164.30
		Aggregated	US$7.592	812	US$6,164.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	89,155	£517,009.84
		Aggregated	£5.799	89,155	£517,009.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	41,903	£241,086.27
		Aggregated	£5.753	41,903	£241,086.27

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	46,725	£270,958.28
		Aggregated	£5.799	46,725	£270,958.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	21,785	£125,338.63
		Aggregated	£5.753	21,785	£125,338.63

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.59	603	US$4,577.67
		Aggregated	US$7.592	603	US$4,577.67

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	53,719	£311,516.48
		Aggregated	£5.799	53,719	£311,516.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	25,248	£145,262.78
		Aggregated	£5.753	25,248	£145,262.78

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	44,029	£255,324.17
		Aggregated	£5.799	44,029	£255,324.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	20,694	£119,061.63
		Aggregated	£5.753	20,694	£119,061.63

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	35,796	£207,581.00
		Aggregated	£5.799	35,796	£207,581.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	16,825	£96,801.58
		Aggregated	£5.753	16,825	£96,801.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.59	620	US$4,706.73
		Aggregated	US$7.592	620	US$4,706.73

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	54,094	£313,691.11
		Aggregated	£5.799	54,094	£313,691.11

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	25,425	£146,281.14
		Aggregated	£5.753	25,425	£146,281.14

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive Officer, Asia Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	9,763	£56,615.64
		Aggregated	£5.799	9,763	£56,615.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	1,465	£8,428.79
		Aggregated	£5.753	1,465	£8,428.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Türkiye

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	37,997	£220,344.60
		Aggregated	£5.799	37,997	£220,344.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	5,426	£31,218.15
		Aggregated	£5.753	5,426	£31,218.15

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	24,906	£144,429.89
		Aggregated	£5.799	24,906	£144,429.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	6,768	£38,939.26
		Aggregated	£5.753	6,768	£38,939.26

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	63,583	£368,717.82
		Aggregated	£5.799	63,583	£368,717.82

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	32,460	£186,756.57
		Aggregated	£5.753	32,460	£186,756.57

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive Officer, Asia Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	20,846	£120,885.95
		Aggregated	£5.799	20,846	£120,885.95

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	3,127	£17,991.00
		Aggregated	£5.753	3,127	£17,991.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$7.59	529	US$4,015.90
		Aggregated	US$7.592	529	US$4,015.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	47,522	£275,580.08
		Aggregated	£5.799	47,522	£275,580.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.75	22,336	£128,508.77
		Aggregated	£5.753	22,336	£128,508.77

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 March 2024